

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2020

Scott LaPorta
Chief Executive Officer
Sugarfina Corp
1700 E Walnut Ave., Suite 500
El Segundo, CA 90245

Re: Sugarfina Corp
     Offering Statement on Form 1-A
     Response dated November 30, 2020
     File No. 024-11352

Dear Mr. LaPorta:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2020 letter.

Response dated November 30, 2020

Summary, page 7

1.   We read your response to comment 1. Please revise your disclosures throughout the filing to treat the exchange of 1,000 units for 12,500,000 shares in conjunction with your conversion from a LLC to a C corporation similar to a 12,500 for 1 stock split and retrospectively present all unit amounts and per unit amounts disclosed for the successor.

You may contact Stephen Kim at (202) 551-3291or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeanne Campanelli, Esq.